Filed Pursuant to Rule 433
Registration Statement No. 333-159372
Final Term Sheet, Dated May 31, 2011
Relating to Preliminary Prospectus Supplement dated May 31, 2011 to Prospectus dated May 20, 2009
$250,000,000 4.625% Notes due 2021

Issuer:	Camden Property Trust

Type:	SEC Registered

Size:	$250,000,000

Maturity:	June 15, 2021

Coupon (Interest Rate):	4.625%

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Treasury Price and Yield:	100-20+; 3.05%

Spread to Benchmark Treasury:	1.65% (+165 basis points)

Yield to Maturity:	4.70%

Interest Payment Dates:	June 15 and December 15, commencing on December 15, 2011

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.25% (+25 basis points); if, however, the Notes are redeemed 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and upaid interest on the amount being redeemed to the redemption date

Price to Public:	99.404%

Settlement Date:	T+3; June 3, 2011

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc.
Morgan Keegan & Company, Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Expected Ratings (Moody’s / S&P):	Baa1 (Stable Outlook) / BBB (Stable Outlook)

Covenant Definition:	For purposes of the covenant regarding the maintenance of Total Unencumbered Assets, the term “Total Unencumbered Assets” shall mean the sum of: (1) those Undepreciated Real Estate Assets not subject to an Encumbrance; and (2) all of our and our Subsidiaries’ other assets not subject to an Encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles); provided, however, that all investments by us and our Subsidiaries in unconsolidated joint ventures, unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities shall be excluded from Total Unencumbered Assets to the extent that such investments would have otherwise been included (all other defined terms in this paragraph have the meaning given to them in the preliminary prospectus supplement dated May 31, 2011).

CUSIP:	133131 AR3

ISIN:	US133131AR34
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322. You also may e-mail a request to dg.prospectus_requests@baml.com or prospectusrequest@list.db.com.

2